STRASBURGER & PRICE, LLP

600 Congress Avenue

Suite 1600

Austin, Texas 78701

512-499-3600

Fax: 512-499-3660

August 24, 2009

VIA EDGAR and

Overnight Courier

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4628

Attention: John Lucas

RE:	Royale Energy, Inc.

Registration Statement of Form S-3

File No. 333-158707

Dear Mr. Lucas:

On behalf of our client, Royale Energy, Inc., we are responding to your letter dated July 24, 2009, regarding the referenced registration statement. On Friday, August 21, 2009, Royale filed Pre-Effective Amendment No. 1 to its Form S-3. Enclosed (via Federal Express) are four copies of the S-3/A, together with four copies marked to show changes from the original filing.

Please note that the amended S-3 applies to register shares of common stock, consisting largely of shares underlying warrants, in a secondary offering, which were sold to a single investor in a private placement pursuant to Regulation D and Section 4(2) of the Securities Act of 1933. The original S-3 applied for registration of shares of stock to be issued in a primary offering of common stock pursuant to General Instruction B.6 of Form S-3.

We have considered whether the sale of common stock and warrants, which is now the occasion of this registration statement, involved a private placement, in light of the guidance contained in the Commission’s Release No. 33-8828, 2007 WL 2239110 (August 3, 2007). We have concluded that the sale in this case constituted a private placement within the Section 4(2) exemption. In reaching this conclusion we considered the following facts.

A.

The sole investor[1] in the private placement, Cranshire Capital, L.P., was an existing investor in Royale Energy, who first purchased securities from Royale in a private placement in 2008, using the same broker-dealer as placement agent in the 2008 sale and in the instant sale. Cranshire and the placement agent have discussed an additional private investment in Royale on other occasions during the past year as part of their ongoing relationship with Royale. Cranshire did not learn about the investment opportunity as part of a general solicitation, either by way of the pending S-3 or otherwise.

B.	Cranshire is an accredited investor.
C.

The terms of the investment were heavily negotiated between the investor and the company, and they included terms that would not have been offered to investors in a public offering. Those terms involved issuance of warrants, Royale’s promise not to file a registration statement for the public sale of any additional stock for a period of 45 days after the registration statement with respect to the private placement shares becomes effective, anti-dilution provisions, and a right of first refusal.

D.

The negotiated price of the shares and exercise prices of the warrants were at prices other than the market price at which Royale would have offered stock to the public. The closing market price of Royale’s stock on the date of closing the private sale was $2.15. The sale price of the stock sold in the placement was $1.99, and the exercise prices of the warrants were $1.99, $2.15 and $2.19.

For these reasons we concluded that the placement of the common stock and warrants qualified for the Section 4(2) exemption from registration provisions of the Securities Act.

The following numbered responses in this letter correspond to the numbered comments in your comment letter. Page references are to the Form S-3 as filed with the Commission via EDGAR.

Information Incorporated by Reference

1.

We note that you do not specifically incorporate by reference filings made during the waiting period. In your next amendment, please specifically incorporate by reference the Form 10-K/A file on April 29,2 09, and the Form 10-Q filed on May 15, 2009. See Securities Act Forms Compliance and Disclosure Interpretation 123.05.

Response:	See page 15. We incorporated by reference the 10-K/A and 10-Q as well as the 10-Q for the second quarter of 2009, filed August 14, 2009, the definitive

_________________________

1 In addition to the investor’s securities, the S-3 seeks to register shares underlying warrants issued to the broker-dealer which acted as placement agent in the private placement and received warrants for its services.

proxy statement filed on May 19, 2009, and 8-Ks filed on March 27, 2009, May 18, 2009, July 24, 2009, and August 6, 2009.

Exhibit Index

2.	Please file the legal opinion and consent of Strasburger & Price, LLP.

Response: The legal opinion and consent are contained in Exhibit 5.1 to the Form S-3/A, filed August 21, 2009.

We trust that this information fully responds to your comments. Please contact if you have questions or require additional information.

Very truly yours,

/s/ Lee Polson

Lee Polson